June 15, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street Washington, D.C. 20549	Reference Number: 20070612 Via Facsimile (without attachments) and U.S. Mail

Re:	Smart Online, Inc. Registration Statement on Form S-1 Filed April 3, 2007 File Number: 333-141853

Dear Ms. Jacobs:

This letter responds to your comment letter of May 1, 2007 regarding the Registration Statement on Form S-1 (File No. 333-141853) (the “Registration Statement”) filed on April 3, 2007 by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). The Company is filing Amendment No. 1 to the Registration Statement along with this letter. Enclosed is one copy of the clean version of the amendment as filed on EDGAR and five copies of the blacklined version of the amendment marked to show changes from the Registration Statement as filed on April 3, 2007.

This letter includes each comment from your letter related to the Registration Statement in bold with the Company’s response set forth immediately below. We have repeated the headings and paragraph numbers from your letter for your convenience.

Form S-1
Cover Page

1.
Please see Rule 421(d) of Regulation C of the Securities Act of 1933, as amended, and Securities Act Release No. 33-7497 dated January 28, 1998 regarding our plain English principles. Please revise your prospectus cover page to clearly and concisely provide the information required by Item 501 of Regulation S-K. Detailed discussion of the transactions in which these shareholders obtained their shares should be set forth in the selling securityholders section of the prospectus.

Securities and Exchange Commission
June 15, 2007

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the following sections of the Registration Statement: cover page of the Registration Statement, cover page of the prospectus, Prospectus Summary, and Selling Security Holders.

2.
In the first paragraph, you refer to an “indeterminate number of additional shares of common stock. . .effected without the receipt of consideration. . .pursuant to Rule 416 under the Securities Act.” Your reference to “effected without the receipt of consideration” is not a concept within the meaning of Rule 416. Please revise.

RESPONSE:

In response to the Staff’s comment, the Company has removed the language “effected without the receipt of consideration” from the cover page of the Registration Statement, the cover page of the prospectus, and the Prospectus Summary.

Selling Security Holders, page 12

3.	Please identify any selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers. We may have further comments.

RESPONSE:

Canaccord Adams Inc. is a registered broker-dealer and received its securities as compensation for acting as placement agent for the Company in connection with its February 2007 private placement.

In addition, Richmond Bernhardt III, Edgar L. Blackley, Rodney Cantrell, Credite Suisse Zurich, Jeffrey C. Davis, Eddie G. Hatch III, Wilson Hoyle III, HSBC Private Bank (Suisse) SA, J. Fielding Miller, Perkins Holdings, LLC and Robin & David Young are affiliates of registered broker-dealers. These selling security holders have represented to the Company that they acquired their securities in the ordinary course of business, and that at the time of acquisition of these securities, they had no agreement, understanding, or arrangement, directly or indirectly, with any person to distribute the securities.

The Company has revised the Registration Statement to include the status of these selling security holders as registered broker-dealers or affiliates of registered broker-dealers.

Securities and Exchange Commission
June 15, 2007

4.
For each selling shareholder entity such as Juliani Ltd., The Blueline Fund, Atlas Capital, S.A., Candis Boyer Trust, Berkley Financial Services, Ltd., Perkins Holdings, LLC, Hare & Co., Magnetar Capital Master Fund, Ltd., and Canaccord Adams, Inc., that is not a natural person, please identify the natural persons who exercise voting and/or dispositive power over the securities. See CF Telephone Interpretation I. 60, Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement, and Rule 13d-3 of the Securities Exchange Act of 1934.

RESPONSE:

The Company has revised the Selling Security Holders section of the Registration Statement to include disclosure of the natural persons who exercise voting and/or dispositive power over the securities held by selling security holder entities based upon information provided to the Company by each selling security holder entity, with one exception. HSBC Private Bank (Suisse) SA, a Swiss registered bank (“HSBC”), has informed the Company that it may not disclose the beneficial owners of the securities of which it is the registered holder. HSBC represented to the Company that Swiss Banking Secrecy Law prohibits HSBC from disclosing any sort of information related to its clients and/or their holdings. Therefore, the Company is not able to disclose the natural persons who exercise voting and/or dispositive power over the securities held by HSBC.

The Company has added the following footnote disclosure for HSBC in the Selling Security Holders section:

“This selling security holder has represented to us that Swiss Banking Secrecy Law prohibits it from disclosing the natural persons who exercise voting and/or dispositive power over the securities held by this selling security holder.”

Securities and Exchange Commission
June 15, 2007

Part II
Undertakings, page II-8

5.	Please provide the undertaking specified by Item 512(h) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the Registration Statement to include the undertaking specified by Item 512(h) of Regulation S-K.

*       *       *       *       *

If we can be of further assistance in facilitating your review of the Registration Statement or the Company’s responses provided above, please do not hesitate to contact me by phone (919-765-5000) or email (Michael.Nouri@SmartOnline.com).

Sincerely,

/s/ Dennis Michael Nouri

Dennis Michael Nouri
President and Chief Executive Officer

Enclosures

cc:	Hugh Fuller James W. Gayton, Esq. Margaret N. Rosenfeld, Esq.